Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED STANDALONE RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2017

		(₹ in Crore except as stated)

		Quarter ended			Half Year ended		Year Ended
S. No.	Particulars	30.09.2017 (Unaudited)	30.06.2017 (Unaudited)	30.09.2016 (Unaudited) (Refer note 5)	30.09.2017 (Unaudited)	30.09.2016 (Unaudited) (Refer note 5)	31.03.2017 (Audited)
1	Revenue

	a) Revenue from Operations (Net of excise duty)	10,375	8,928	7,731	19,303	15,876	36,663

	Add: Excise duty	—	450	439	450	911	1,877

	Revenue from Operations (Gross of excise duty)	10,375	9,378	8,170	19,753	16,787	38,540

	b) Other Income	347	568	452	915	884	9,705

	Total Income	10,722	9,946	8,622	20,668	17,671	48,245

2	Expenses

	a) Cost of materials consumed	6,337	4,911	3,935	11,248	8,076	18,788

	b) Purchases of stock-in-trade	—	128	14	128	184	580

	c) Changes in inventories of finished goods and work-in-progress	(291)	(307)	60	(598)	(156)	(417)

	d) Employee benefits expense	200	194	190	394	420	784

	e) Depreciation, depletion and amortisation expense	729	706	756	1,435	1,541	2,986

	f) Power and fuel charges	1,476	1,256	991	2,732	2,013	4,582

	g) Excise duty on sales	—	450	439	450	911	1,877

	h) Share of expenses in producing oil and gas blocks	234	230	245	464	510	1,000

	i) Other expenses	1,158	1,229	917	2,387	2,050	4,695

	j) Finance costs	888	1,103	984	1,991	1,854	3,896

	Total expenses	10,731	9,900	8,531	20,631	17,403	38,771

3	Profit/(loss) before exceptional items and tax	(9)	46	91	37	268	9,474

4	Exceptional (gain)/loss (Refer note 6)	(472)	—	(238)	(472)	1,017	(1,324)

5	Profit/(loss) before tax	463	46	329	509	(749)	10,798
6	Tax Expense
	Net Current tax expense	—	—	—	—	—	2
	Net Deferred tax expense/(benefit)	(8)	12	(30)	4	(76)	(273)
	Net tax expense/(benefit)	(8)	12	(30)	4	(76)	(271)

7	Net profit/(loss) for the period/year (a)	471	34	359	505	(673)	11,069

8	Net profit/(loss) for the period/year before exceptional items	(39)	34	121	(5)	344	9,832

9	Other Comprehensive Income

(i)	(a) Items that will not be reclassified to profit or loss	35	8	(5)	43	(2)	28

	(b) Tax (benefit)/expense on items that will not be reclassified to profit or loss	(6)	(1)	(2)	(7)	(1)	(1)

(ii)	(a) Items that will be reclassified to profit or loss	(32)	(44)	(72)	(76)	13	(81)

	(b) Tax (benefit)/expense on items that will be reclassified to profit or loss	(33)	(11)	10	(44)	23	32

	Total Other Comprehensive Income (b)	42	(24)	(85)	18	(11)	(84)

10	Total Comprehensive Income for the period/ year (a+b)	513	10	274	523	(684)	10,985

11	Paid-up equity share capital (face value of ₹ 1 each)	372	372	297	372	297	297

12	Reserves excluding revaluation reserve as per balance sheet						79,396

13	Earnings/(Loss) per share after exceptional items (₹) *(not annualised)

	-Basic & Diluted	1.27 *	0.04 *	0.81 *	1.31 *	(2.11)*	29.04

14	Earnings/(Loss) per share before exceptional items (₹) *(not annualised)

	-Basic & Diluted	(0.10)*	0.04 *	0.17 *	(0.06)*	0.62 *	25.72

1

						(₹ in Crore)

		Quarter ended			Half Year ended		Year Ended
S. No	Segment Information	30.09.2017 (Unaudited)	30.06.2017 (Unaudited)	30.09.2016 (Unaudited) (Refer note 5)	30.09.2017 (Unaudited)	30.09.2016 (Unaudited) (Refer note 5)	31.03.2017 (Audited)
1	Segment Revenue
a)	Copper	5,282	4,440	4,201	9,722	8,492	19,011
b)	Iron Ore	542	719	529	1,261	1,540	4,290
c)	Aluminium	3,413	2,853	2,168	6,266	4,248	9,898
d)	Power	10	135	148	145	352	802
e)	Oil & Gas	1,111	1,201	1,082	2,312	2,084	4,357

	Total	10,358	9,348	8,128	19,706	16,716	38,358
Less:	Inter Segment Revenue	5	2	—	7	5	13

	Sales/Income from Operations	10,353	9,346	8,128	19,699	16,711	38,345

Add:	Other Operating Revenue	22	32	42	54	76	195

	Revenue from operations	10,375	9,378	8,170	19,753	16,787	38,540

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Copper	341	178	316	519	743	1,527
b)	Iron Ore	3	(1)	76	2	387	1,108
c)	Aluminium	69	106	114	175	113	757
d)	Power	(51)	(3)	(18)	(54)	0	50
e)	Oil & Gas	258	380	99	638	65	454

	Total	620	660	587	1,280	1,308	3,896

Less:	Finance costs	888	1,103	984	1,991	1,854	3,896
Add:	Other unallocable income net off expenses	259	489	488	748	814	9,474

	Profit/(loss) before tax and exceptional items	(9)	46	91	37	268	9,474

Less:	Exceptional (gain)/loss	(472)	—	(238)	(472)	1,017	(1,324)

	Profit/(loss) before tax	463	46	329	509	(749)	10,798

3	Segment Assets
a)	Copper	9,722	8,999	7,943	9,722	7,943	7,830
b)	Iron Ore	3,618	3,474	3,314	3,618	3,314	3,283
c)	Aluminium	42,488	41,930	41,408	42,488	41,408	41,710
d)	Power	3,134	3,006	2,978	3,134	2,978	3,230
e)	Oil & Gas	9,395	10,035	12,593	9,395	12,593	10,052
f)	Unallocated	78,046	81,712	122,196	78,046	122,196	100,079

	Total	146,403	149,156	190,432	146,403	190,432	166,184

4	Segment Liabilities
a)	Copper	11,957	11,561	11,825	11,957	11,825	10,863
b)	Iron Ore	1,532	1,504	854	1,532	854	1,446
c)	Aluminium	10,084	9,197	7,980	10,084	7,980	9,367
d)	Power	273	208	259	273	259	177
e)	Oil & Gas	3,040	3,189	4,030	3,040	4,030	3,233
f)	Unallocated	39,219	43,716	87,200	39,219	87,200	61,330

	Total	66,105	69,375	112,148	66,105	112,148	86,416

The main business segments are (a) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (b) Iron ore including pig iron & metallurgical coke (c) Aluminium which consist of manufacturing of alumina and various aluminium products and (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power (e) Oil & Gas which consists of exploration, development and production of oil and gas . The assets and liabilities that cannot be allocated between the segments are shown as unallocated corporate assets and liabilities, respectively.

Export incentives have been included under respective segment revenues.

Statement of Assets and Liabilities

			(₹ in Crore)

	Particulars	As at September 30, 2017 (Unaudited)	As at March 31, 2017 (Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	36,257	36,042
	(b) Capital Work in Progress	11,279	12,215
	(c) Exploration Intangibles under development	4,930	5,028
	(d) Other Intangible assets	147	155
	(e) Financial assets
	(i) Investments	60,301	66,417
	(ii) Trade receivables	551	551
	(iii) Others	427	388
	(f) Deferred tax assets (net)	1,997	1,958
	(g) Other non-current assets	2,066	1,863
	(h) Advance tax assets	2,216	2,189

	Total non-current assets	120,171	126,806

2	Current assets
	(a) Inventories	7,676	5,540
	(b) Financial Assets
	(i) Investments	11,382	19,668
	(ii) Trade receivables	1,860	1,529
	(iii) Cash and cash equivalents	383	638
	(iv) Other Bank Balances	603	776
	(v) Loans	339	286
	(vi) Others	1,598	9,274
	(c) Other Current Assets	2,391	1,667

	Total current assets	26,232	39,378

	Total assets	146,403	166,184

B	EQUITY AND LIABILITIES
1	EQUITY
	(a) Share capital *	372	372
	(b) Other equity (Reserves and Surplus)	79,926	79,396

	Total Equity attributable to shareholders	80,298	79,768

	LIABILITIES
2	Non-current Liabilities
	(a) Financial liabilities
	(i) Borrowings	18,071	22,248
	(ii) Other financial liabilities	304	3,208
	(b) Provisions	799	808
	(c) Other non-current liabilities	2,545	2,541

	Total non-current liabilities	21,719	28,805

3	Current Liabilities
	(a) Financial liabilities
	(i) Borrowings	12,759	14,309
	(ii) Trade payables	17,731	14,975
	(iii) Other financial liabilities	11,050	24,639
	(b) Other current liabilities	2,665	3,561
	(c) Provisions	136	82
	(d) Current Tax Liabilities	45	45

	Total current liabilities	44,386	57,611

	Total Equity and Liabilities	146,403	166,184

* Equity share capital as at March 31, 2017 includes ₹ 75.25 crores on account of equity shares which were issued post year end pursuant to the merger (Refer Note 4).

Notes:-

1	The above results of Vedanta Limited (“the Company”) for the quarter and half year ended September 30, 2017 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meetings held on November 2, 2017. The statutory auditors have carried out limited review of the same.

2	With effect from July 01, 2017, Goods and Service tax (‘GST’) has been implemented which has replaced several indirect taxes including excise duty. While Ind-AS required excise duty to be included while computing revenues, GST is required to excluded from revenue computation. Accordingly ‘Revenue from Operations (Net of excise duty)’ has been additionally disclosed in these results to enhance comparability of financial information.

3	Till March 31, 2017, proved and probable reserves (or 2P reserves) on entitlement interest basis were being considered for providing depletion on oil and gas assets. As per the Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India, applicable from April 1, 2017, proved and developed reserves (or 1P reserves) on working interest basis are to be considered for computing depletion. The change has been applied prospectively and as a result, depreciation, depletion and amortization expense for the quarter and half year ended September 30, 2017 is lower by ₹ 43 Crore and ₹ 120 Crore respectively and profit after tax is higher by ₹ 23 Crore and ₹ 78 Crore respectively.

4	Upon implementation of Scheme of Arrangement between Vedanta Limited and erstwhile Cairn India Limited and their respective shareholders’ and Creditors, the Company has issued 75.25 Crore equity shares of ₹ 1 each and 301 Crore, 7.5% Redeemable Preference Shares with a face value of ₹ 10 each to non-controlling, i.e. public shareholders of erstwhile Cairn India Limited during the current half year. No shares were issued to the subsidiaries of Vedanta Limited for their shareholding in erstwhile Cairn India Limited.

5

The financial results of the Company have been prepared in accordance with the Indian Accounting Standards (“Ind AS”) as prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder. The Company had previously issued its unaudited financial results for the quarter and half year ended September 30, 2016, based on its preliminary selection of exemptions and accounting policies. All such policies and exemptions were finalized during the quarter ended March 31, 2017. Further, during the quarter ended March 31, 2017, the Company received all substantive approvals, necessary for effecting the merger of erstwhile Cairn India Limited with Vedanta Limited. In accordance with Ind AS 103 “Business Combinations”, the financial results for all periods on or after April 1, 2015 were restated.

Accordingly, financial results for the quarter and half year ended September 30, 2016 have been restated to give effect of the above, which has resulted in a net increase in profit before tax for the quarter by ₹ 604 Crore and decrease in profit before tax for the half year by ₹ 355 Crore as against the previously reported amounts.

6	Exceptional items comprises of the following:

				(₹ in Crore)

	Quarter ended			Half Year ended		Year Ended
Particulars	30.09.2017 (Unaudited)	30.06.2017 (Unaudited)	30.09.2016 (Unaudited)	30.09.2017 (Unaudited)	30.09.2016 (Unaudited)	31.03.2017 (Audited)
Impairment charge/(reversal) on
- Property, plant and equipment and exploration assets	109	—	—	109	—	(51)
- Investments in subsidiaries	(581)	—	—	(581)	—	(313)
Net (gain)/expense on recognition or settlement of obligations undertaken pursuant to the merger referred to in note 4 above	—	—	(238)	—	1,017	(960)

Net exceptional (gain)/loss	(472)	—	(238)	(472)	1,017	(1,324)

Deferred tax /(benefit) on above	(38)	—	—	(38)	—	87

Net exceptional (gain)/loss (net of tax)	(510)	—	(238)	(510)	1,017	(1,237)

7	Additional disclosures as per Regulation 52(4) & 52(6) of Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015:
	a)	Previous due date of Interest/Principal repayment for NCD’s, payment made on respective due date:

	S. No.	Particulars	Previous Due Date (April 01 to September 30, 2017)
			Principal Due Date		Interest Due Date
	1	NCD - INE268A07152 bearing int @ 9.17%	—		July 4, 2017
	2	NCD - INE268A07160 bearing int @ 9.17%	—		July 5, 2017
	3	NCD - INE268A07145 bearing int @ 9.10%	—		April 5, 2017
	4	NCD - INE205A07030 bearing int @ 9.70%	—		August 18, 2017

	b)	Next due date of Interest/Principal repayment along with amount due is as follow:

	S. No.	Particulars	Next Due Date and Amount due (October 01 to March 31, 2018)
			Principal Due Date	Amount Due (₹ Crore)	Interest Due Date	Amount Due (₹ Crore)
	1	NCD - INE205A07014 bearing int @ 9.36%	October 30, 2017	975	October 30, 2017	91
	2	NCD - INE268A07103 bearing int @ 9.40% #	October 25, 2017	500	October 25, 2017	47
	3	NCD - INE268A07111 bearing int @ 9.40% #	November 27, 2017	500	November 27, 2017	47
	4	NCD - INE205A07022 bearing int @ 9.36%	December 30, 2017	525	October 30, 2017	49
	5	NCD - INE205A07022 bearing int @ 9.36%	—	—	December 30, 2017	8
	6	NCD - INE268A07137 bearing int @ 9.24%	—	—	December 20, 2017	46
	7	NCD - INE205A07097 bearing int @ 7.95%	—	—	November 22, 2017	24
	8	NCD - INE205A07105 bearing int @ 7.50%	—	—	November 30, 2017	15
	9	NCD - INE268A07129 bearing int @ 9.24%	—	—	December 06, 2017	46
	10	NCD - INE205A07089 bearing int @ 8.25%	—	—	October 27, 2017	26

	#	Call Option exercised by the Company, basis which these NCD’s became due for repayment.

	c)

For the half year ended September 30, 2017 the credit rating by CRISIL for the NCD’s issued has improved from “AA-/Positive” to “AA/Stable”.

In addition, certain NCD’s worth ₹ 5,700 Crore have been additionally rated by India Ratings. Credit rating by India Ratings has improved from “AA/Negative” to “AA/Stable” during the half year ended September 30, 2017, and with a further improvement from “AA/Stable” to “AA/Positive”.

	d)	The listed non-convertible debentures of the Company aggregating ₹ 11,600 Crore as on September 30, 2017 are secured by way of first mortgage/charge on certain assets of the Company, and the asset cover thereof exceeds 125% and 100% of the principal amount of ₹ 9,200 Crore and ₹ 2,400 Crore respectively, as required as per the terms of the issue.

				(₹ in Crore except as stated)

		Particulars*	September 30, 2017		September 30, 2016
	e)	Net Worth (Equity + Reserves and surplus)	80,298		78,284
	f)	Debenture Redemption Reserve	2,021		1,363
	g)	Interest Service Coverage Ratio (No. of times)	4.60		4.86
	h)	Debt Service Coverage Ratio (No. of times)	2.46		2.51
	i)	Debt- Equity Ratio (No. of times)	0.48		0.53

		* The given ratio’s/financial parameters for comparative period has been restated. (Refer note 4 & 5)

	j)	The Company is also having 301 Crores, 7.50% redeemable non-cumulative preference shares having face value of ₹ 10/share issued to non-controlling shareholders of erstwhile Cairn India Limited on April 28, 2017, total outstanding amount as on September 30, 2017 is ₹ 3,010 Crores. These preference shares are reedemable on October 27, 2018. The free reserves balance as on September 30, 2017 is ₹ 31,562 Crores.

	Formulae for computation of ratios are as follows:

	a)	Debt equity ratio	Debt / (paid up equity capital + reserves and surplus)
	b)	Debt service coverage ratio*	Earnings before interest, depreciation, tax and exceptional items/ (interest expense + principal payments of long term loans)
	c)	Interest service coverage ratio*	Earnings before interest, depreciation, tax and exceptional items/ interest expense

		* Ratio’s have been computed based on last twelve month numbers.

By Order of the Board

Place : Mumbai	Navin Agarwal
Dated : November 02, 2017	Executive Chairman

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF UNAUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2017

		(₹ in Crore except as stated)

		Quarter ended				Half year ended			Year ended
S. No.	Particulars	30.09.2017 (Unaudited)	30.06.2017 (Unaudited)		30.09.2016 (Unaudited) (Refer note 3)	30.09.2017 (Unaudited)	30.09.2016 (Unaudited) (Refer note 3)		31.03.2017 (Audited)
1	Revenue

a)	Revenue from operations (Net of excise duty)	21,590	18,285		15,861	39,875	30,299		72,225

	Add: Excise duty	—	1,057		918	1,057	1,790		3,946

	Revenue from operations (Gross of excise duty)	21,590	19,342		16,779	40,932	32,089		76,171

b)	Other income	876	1,055		1,375	1,931	2,646		4,581

	Total Income	22,466	20,397		18,154	42,863	34,735		80,752

2	Expenses

a)	Cost of materials consumed	7,992	6,385		4,864	14,377	9,832		22,460

b)	Purchases of Stock-in-Trade	8	68		25	76	454		649

c)	Changes in inventories of finished goods and work-in-progress	(293)	(319)		(102)	(612)	(593)		(1,229)

d)	Power & fuel charges	3,453	2,501		2,259	5,954	4,466		10,233

e)	Employee benefits expense	653	581		550	1,234	1,129		2,339

f)	Excise Duty on sales	—	1,057		918	1,057	1,790		3,946

g)	Finance costs	1,384	1,592		1,451	2,976	2,844		5,855

h)	Depreciation, depletion and amortization expense	1,426	1,386		1,557	2,812	3,107		6,292

i)	Other expenses	4,108	4,195		3,592	8,303	6,896		16,441

3	Total expenses	18,731	17,446		15,114	36,177	29,925		66,986

4	Profit before exceptional items and tax	3,735	2,951		3,040	6,686	4,810		13,766

5	Exceptional (gain)/loss (Refer note 5)	(186)	—		—	(186)	—		114

6	Profit/(loss) before tax	3,921	2,951		3,040	6,872	4,810		13,652

7	Tax expense/(benefit) :

a)	Net Current tax expense	719	571		616	1,290	934		2,302
b)	Distribution tax on dividend from subsidiaries (note 4)	—	—		18	—	27		196
c)	Net Deferred tax expense/(benefit)	216	110		(89)	326	(4)		(165)

	Net Tax expense/(benefit):	935	681		545	1,616	957		2,333

8	Profit after tax for the quarter/year before share in profit/(loss) of jointly controlled entities and associates and Non-controlling interests	2,986	2,270		2,495	5,256	3,853		11,319

9	Add: Share in (loss)/profit of jointly controlled entities and associates	0	(0)		0	(0)	0		(3)

10	Profit for the period/year after Share in Profit/(loss) of jointly controlled entities and associates (a)	2,986	2,270		2,495	5,256	3,853		11,316

11	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	25	5		(6)	30	(12)		22
	(b) Tax expense/(benefit) on items that will not be reclassified to profit or loss	(9)	(1)		(2)	(10)	(2)		(3)
ii.	(a) Items that will be reclassified to profit or loss	(140)	68		61	(72)	181		(286)
	(b) Tax expense/(benefit) on items that will be reclassified to profit or loss	(63)	(9)		10	(72)	48		4

	Total Other Comprehensive Income (b)	(43)	83		47	40	123		(265)

12	Total Comprehensive Income for the period/year (a+b)	2,943	2,353		2,542	5,296	3,976		11,051

13	Profit attributable to:
a)	Owners of Vedanta Limited	2,091	1,525		1,424	3,616	2,178		6,958
b)	Non-controlling interests	895	745		1,071	1,640	1,675		4,358

14	Other comprehensive income attributable to:
a)	Owners of Vedanta Limited	1	53		188	54	24		(18)
b)	Non-controlling interests	(44)	30		(141)	(14)	99		(247)

15	Total comprehensive income attributable to:
a)	Owners of Vedanta Limited	2,092	1,578		1,612	3,670	2,202		6,940
b)	Non-controlling interests	851	775		930	1,626	1,774		4,111

16	Net profit after taxes, non-controlling interests and share in profit of jointly controlled entities and associates but before exceptional items	2,036	1,525		1,424	3,561	2,178		7,127

17	Paid-up equity share capital (Face value of ₹ 1 each)	372	372		297	372	297		297

18	Reserves excluding Revaluation Reserves as per balance sheet								60,128

19	Earnings per share after exceptional items (₹) (*not annualised)

	-Basic	5.64 *	4.37	*	4.80 *	10.04 *	7.35	*	23.47

	-Diluted	5.63 *	4.36	*	4.80 *	10.03 *	7.35	*	23.46

20	Earnings per share before exceptional items (₹) (*not annualised)

	-Basic	5.49 *	4.37	*	4.80 *	9.89 *	7.35	*	24.04

	-Diluted	5.48 *	4.36	*	4.80 *	9.88 *	7.35	*	24.03

			(₹ in Crore)

		Quarter ended			Half year ended		Year ended
S. No.	Segment Information	30.09.2017 (Unaudited)	30.06.2017 (Unaudited)	30.09.2016 (Unaudited) (Refer note 3)	30.09.2017 (Unaudited)	30.09.2016 (Unaudited) (Refer note 3)	31.03.2017 (Audited)
1	Segment Revenue
a)	Oil & Gas	2,099	2,275	2,039	4,374	3,924	8,204
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	4,641	4,478	3,270	9,119	5,624	16,577
	(ii) Silver - India	556	436	480	992	841	1,888
	Total	5,197	4,914	3,750	10,111	6,465	18,465
c)	Zinc - International	853	801	683	1,654	1,138	2,230
d)	Iron Ore	542	719	530	1,261	1,541	4,291
e)	Copper	6,237	5,322	4,954	11,559	9,886	22,129
f)	Aluminium	5,212	4,550	3,287	9,762	6,325	14,835
g)	Power	1,431	733	1,384	2,164	2,567	5,608
h)	Others	24	23	33	47	67	98

	Total	21,595	19,337	16,660	40,932	31,913	75,860

Less:	Inter Segment Revenue	75	77	77	152	93	193

	Sales/income from operations	21,520	19,260	16,583	40,780	31,820	75,667

	Other operating income	70	82	196	152	269	504

	Revenue from operations (Gross of excise duty)	21,590	19,342	16,779	40,932	32,089	76,171

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	653	870	283	1,523	282	1,137
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	2,273	1,815	1,418	4,088	2,000	7,070
	(ii) Silver - India	484	341	375	825	660	1,486

	Total	2,757	2,156	1,793	4,913	2,660	8,556
c)	Zinc - International	342	282	282	624	490	742
d)	Iron Ore	(41)	(12)	61	(53)	380	1,140
e)	Copper	340	160	323	500	708	1,479
f)	Aluminium	120	199	148	319	137	1,135
g)	Power	225	(34)	237	191	482	1,113
h)	Others	(6)	(7)	2	(13)	3	(19)

	Total	4,390	3,614	3,129	8,004	5,142	15,283

Less:	Finance costs	1,384	1,592	1,451	2,976	2,844	5,855
Add:	Other unallocable income net off expenses	729	929	1,362	1,658	2,512	4,338

	Profit before tax and exceptional items	3,735	2,951	3,040	6,686	4,810	13,766

Less:	Exceptional (gain)/loss	(186)	—	—	(186)	—	114

	Profit before tax	3,921	2,951	3,040	6,872	4,810	13,652

3	Segment assets
a)	Oil & Gas	16,194	16,820	20,554	16,194	20,554	16,914
b)	Zinc, Lead and Silver - India	17,170	17,246	15,765	17,170	15,765	16,482
c)	Zinc - International	4,101	3,945	3,145	4,101	3,145	3,588
d)	Iron Ore	5,760	5,684	5,599	5,760	5,599	5,514
e)	Copper	10,256	9,642	8,614	10,256	8,614	8,317
f)	Aluminium	54,588	54,126	53,450	54,588	53,450	53,513
g)	Power	19,170	19,205	19,313	19,170	19,313	19,596
h)	Others	596	601	616	596	616	595
i)	Unallocated	51,390	59,600	65,343	51,390	65,343	74,511

	Total	179,225	186,869	192,399	179,225	192,399	199,030

4	Segment liabilities
a)	Oil & Gas	4,442	4,614	5,989	4,442	5,989	4,709
b)	Zinc, Lead and Silver - India	3,880	4,165	3,653	3,880	3,653	4,753
c)	Zinc - International	830	811	690	830	690	1,127
d)	Iron Ore	1,670	1,654	995	1,670	995	1,547
e)	Copper	12,320	11,951	12,171	12,320	12,171	11,158
f)	Aluminium	14,696	13,588	11,709	14,696	11,709	13,280
g)	Power	2,098	1,893	2,192	2,098	2,192	1,881
h)	Others	69	70	54	69	54	63
i)	Unallocated	59,673	71,338	70,753	59,673	70,753	86,084

	Total	99,678	110,084	108,206	99,678	108,206	124,602

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore including pig iron, metallurgical coke (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment represents port/berth. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Export incentives have been included under respective segment revenues.

Consolidated Statement of Assets and Liabilities

			(₹ in Crore)

	Particulars	As at 30.09.2017 (Unaudited)	As at 31.03.2017 (Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	76,355	75,835
	(b) Capital work-in-Progress	16,792	17,671
	(c) Intangible assets	903	921
	(d) Exploration intangible assets under development	9,790	9,886
	(e) Financial assets
	(i) Investments	121	73
	(ii) Trade receivables	1,498	1,169
	(iii) Loans	25	26
	(iv) Others	2,955	2,989
	(f) Deferred tax assets (net)	7,236	7,492
	(g) Income Tax assets (net of provisions)	2,913	2,817
	(h) Other non-current assets	3,656	3,355

	Total Non-current assets	122,244	122,234

2	Current assets
	(a) Inventories	11,685	9,628
	(b) Financial Assets
	(i) Investments	34,561	46,889
	(ii) Trade receivables	2,634	2,240
	(iii) Cash and cash equivalents	1,738	9,864
	(iv) Other bank balances	1,571	4,259
	(v) Loans	82	79
	(vi) Others	1,294	1,106
	(c) Current Tax Assets (Net)	4	14
	(d) Other Current Assets	3,412	2,717

	Total Current assets	56,981	76,796

	Total assets	179,225	199,030

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital*	372	372
	Other Equity	63,621	60,128
	Equity attributable to owners of Vedanta Limited	63,993	60,500
2	Non-controlling interests	15,554	13,928
	Total Equity	79,547	74,428
	Liabilities
3	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	30,315	30,255
	(ii) Other financial liabilities	528	3,376
	(b) Provisions	2,109	2,054
	(b) Deferred tax liabilities (Net)	2,090	2,084
	(c) Other non-current liabilities	4,189	4,158

	Total Non-current liabilities	39,231	41,927

4	Current Liabilities
	(a) Financial liabilities
	(i) Borrowings	15,861	32,245
	(ii) Trade payables	22,133	18,459
	(iii) Other financial liabilities	16,570	24,305
	(b) Other current liabilities	5,000	7,170
	(c) Provisions	351	293
	(d) Current Tax Liabilities (Net)	532	203

	Total Current Liabilities	60,447	82,675

	Total Equity and Liabilities	179,225	199,030

*	Equity share capital as at March 31, 2017 includes ₹ 75.25 crores on account of equity shares which were issued post year end pursuant to the merger (Refer note 7).

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, jointly controlled entities and associates for the quarter and half year ended September 30, 2017 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meetings held on November 02, 2017. The statutory auditors have carried out limited review of the same.

2	With effect from July 01, 2017, Goods and Service tax (‘GST’) has been implemented which has replaced several indirect taxes including excise duty. While Ind-AS required excise duty to be included while computing revenues, GST is required to excluded from revenue computation. Accordingly ‘Revenue from Operations (Net of excise duty)’ has been additionally disclosed in these results to enhance comparability of financial information.

3	The financial results of the Company have been prepared in accordance with the Indian Accounting Standards (“Ind AS”) as prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder. The Company had previously issued its unaudited financial results for the quarter and half year ended September 30, 2016, based on its preliminary selection of exemptions and accounting policies. All such policies and exemptions were finalized during the quarter ended March 31, 2017. Accordingly, the financial results for the quarter and half year ended September 30, 2016 have been restated to give effect of the same, has resulted in a net increase in profit before tax of ₹100 Crore and ₹222 Crore for the quarter and half year ended September 30, 2016, respectively as against the previously reported amounts.

4	In view of clarification issued by Ind AS Transition Facilitation Group, the Company has revised the accounting for dividend distribution tax (DDT) on profits of subsidiaries. DDT on profits of subsidiaries which is to be utilized against the equity dividend declared by the Company, is recognised in statement of changes in equity as against the hitherto followed policy of recognizing the same in the statement of profit and loss. The financial results for the previous periods/year have been restated to give effect of the same. Accordingly, the above results reflect a lower tax charge of ₹ 70 Crore, ₹ 117 Crore and ₹1,445 Crore for the quarter ended September 30, 2016, half year ended September 30,2016 and for the year ended March 31, 2017 respectively as compared to the previously reported amounts.

5	Exceptional items comprises of the following:

					(₹ in Crore)
	Quarter ended			Half year ended		Year ended
	30.09.2017 (Unaudited)	30.06.2017 (Unaudited)	30.09.2016 (Unaudited)	30.09.2017 (Unaudited)	30.09.2016 (Unaudited)	31.03.2017 (Audited)
Impairment charge relating to property, plant and equipment and exploration assets	109	—	—	109	—	114
Reversal of provision of DMF*	(295)	—	—	(295)	—	—
Deferred tax expense /(benefit) on above	62	—	—	62	—	34
Non-controlling interests on above	69	—	—	69	—	21

*Exceptional gain of ₹ 295 Crore represents reversal of provision for contribution to District Mineral Foundation (DMF) for the period related to January 12, 2015 to September 16, 2015 pursuant to a recent Supreme Court ruling.

6	Till March 31, 2017, proved and probable reserves (or 2P reserves) on entitlement interest basis were being considered for providing depletion on oil and gas assets. As per the Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India, applicable from April 1, 2017, proved and developed reserves (or 1P reserves) on working interest basis are to be considered for computing depletion. The change has been applied prospectively and as a result, depreciation, depletion and amortization expense for the quarter and half year ended September 30, 2017 is lower by ₹ 164 Crore and ₹ 376 Crore respectively and profit after tax is higher by ₹88 Crore and ₹223 Crore respectively.

7	Upon implementation of Scheme of Arrangement between Vedanta Limited and erstwhile Cairn India Limited and their respective shareholders’ and Creditors, the Company has issued 75.25 Crore equity shares of ₹ 1 each and 301 Crore, 7.5% Redeemable Preference Shares with a face value of ₹ 10 each to non-controlling, i.e. public shareholders of erstwhile Cairn India Limited during the current half year. No shares were issued to the subsidiaries of Vedanta Limited for their shareholding in erstwhile Cairn India Limited.

8	In July 2017, the Appellate Tribunal for Electricity dismissed the appeal(s) filed by one of the Company’s subsidiary, Talwandi Sabo Power Limited (TSPL), engaged in power generation. The matters under disputes effect the computation of tariff being charged by TSPL to its customer. TSPL has filed an appeal before the Hon’ble Supreme Court to seek relief. The outstanding receivables on account of the said dispute as on September 30, 2017 was ₹ 889 Crore (including ₹ 749 Crore as on March 31, 2017). The Group, based on its assessment of the grounds of appeal and external legal opinions, is of the opinion that there is a strong probability of success in the said matters and has thus continued to treat these balances as recoverable.

By Order of the Board

Place : Mumbai	Navin Agarwal
Dated : November 02, 2017	Executive Chairman